November 12, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Calvert Impact Fund, Inc. (the “Registrant”)
File Numbers 811-10045 and 333-44064

Ladies and Gentlemen:

Pursuant to Rule 485(b) under the Securities Act of 1933, transmitted herewith is a post-effective amendment to the registration statement for the Registrant. This filing is being made solely to include an exhibit containing interactive data format risk/return summary information for the above-referenced Fund related to Post-Effective Amendment No. 37 filed on October 28, 2013.

Please feel free to contact me at 301-657-7045 with any questions.

Sincerely,

/s/  Lancelot A. King

Lancelot A. King

Assistant Vice President and

Associate General Counsel